Exhibit 99.2
Second Quarter Report – 2014

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)
(In millions of United States dollars, except for per share amounts – Unaudited)

		Three Months Ended June 30		Six Months Ended June 30
	Note	2014	2013	2014	2013
Revenues	8(c)	$906	$858	$1,804	$1,822
Mine operating costs
Production costs	5	(506)	(524)	(1,006)	(1,000)
Depreciation and depletion	6(e) & 8	(179)	(161)	(349)	(305)
		(685)	(685)	(1,355)	(1,305)
Earnings from mine operations		221	173	449	517
Exploration and evaluation costs	6(b)	(6)	(12)	(17)	(25)
Share of net earnings of associates	7	60	17	116	54
Impairment of mining interests and goodwill	8(e)	—	(2,558)	—	(2,558)
Corporate administration		(59)	(63)	(125)	(123)
Earnings (loss) from operations and associates	8	216	(2,443)	423	(2,135)
Gains (losses) on securities, net	11(b)	5	(9)	4	(12)
Gains on derivatives, net	11(a)	11	22	8	71
Gain on disposition of mining interest, net	6(c)	—	—	18	—
Finance costs		(11)	(18)	(27)	(28)
Other (expenses) income		(5)	5	(26)	2
Earnings (loss) from continuing operations before taxes		216	(2,443)	400	(2,102)
Income tax (expense) recovery	10	(14)	504	(104)	462
Net earnings (loss) from continuing operations		202	(1,939)	296	(1,640)
Net (loss) earnings from discontinued operation	4	(19)	5	(15)	15
Net earnings (loss)		$183	$(1,934)	$281	$(1,625)
Net earnings (loss) from continuing operations attributable to:
Shareholders of Goldcorp Inc.		$200	$(1,939)	$294	$(1,640)
Non-controlling interest		2	—	2	—
		$202	$(1,939)	$296	$(1,640)
Net earnings (loss) attributable to:
Shareholders of Goldcorp Inc.		$181	$(1,934)	$279	$(1,625)
Non-controlling interest		2	—	2	—
		$183	$(1,934)	$281	$(1,625)
Net earnings (loss) per share from continuing operations
Basic	13	$0.25	$(2.39)	$0.36	$(2.02)
Diluted	13	0.24	(2.39)	0.35	(2.03)
Net earnings (loss) per share
Basic	13	$0.22	$(2.38)	$0.34	$(2.00)
Diluted	13	0.22	(2.38)	0.33	(2.01)

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

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Second Quarter Report – 2014

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(In millions of United States dollars – Unaudited)

		Three Months Ended June 30		Six Months Ended June 30
	Note	2014	2013	2014	2013
Net earnings (loss)		$183	$(1,934)	$281	$(1,625)
Other comprehensive income (loss), net of tax
Items that may be reclassified subsequently to net earnings (loss):	11(b)
Mark-to-market gains (losses) on available-for-sale securities		18	(32)	22	(66)
Reclassification adjustment for impairment losses included in net earnings (loss)		—	9	1	13
Reclassification adjustment for realized gains on disposition of available-for-sale securities recognized in net earnings (loss)		(5)	—	(5)	(1)
		13	(23)	18	(54)
Items that will not be reclassified to net earnings (loss):
Remeasurements on defined benefit pension plans		(2)	—	(4)	—
Total other comprehensive income (loss), net of tax		11	(23)	14	(54)
Total comprehensive income (loss)		$194	$(1,957)	$295	$(1,679)
Total comprehensive income (loss) attributable to:
Shareholders of Goldcorp Inc.		$192	$(1,957)	$293	$(1,679)
Non-controlling interest		2	—	2	—
		$194	$(1,957)	$295	$(1,679)

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

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Second Quarter Report – 2014

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(In millions of United States dollars – Unaudited)

		Three Months Ended June 30		Six Months Ended June 30
	Note	2014	2013	2014	2013
Operating Activities
Net earnings (loss) from continuing operations		$202	$(1,939)	$296	$(1,640)
Adjustments for:
Dividends from associate	7	33	23	67	44
Reclamation expenditures		(8)	(5)	(11)	(8)
Items not affecting cash:
Depreciation and depletion	6(e) & 8	179	161	349	305
Share of net earnings of associates	7	(60)	(17)	(116)	(54)
Impairment of mining interests and goodwill	8(e)	—	2,558	—	2,558
Share-based compensation expense	12(a) & (b)	16	22	40	40
(Gains) losses on securities, net	11(b)	(5)	9	(4)	12
Unrealized gains on derivatives, net	11(a)	(10)	(13)	(12)	(62)
Gain on disposition of mining interest, net	6(c)	—	—	(18)	—
Revision of estimates and accretion of reclamation and closure cost obligations		22	5	29	10
Deferred income tax recovery	10	(16)	(488)	(62)	(577)
Other		(11)	18	11	23
Change in working capital	14	(66)	(260)	(23)	(308)
Net cash provided by operating activities of continuing operations		276	74	546	343
Net cash (used in) provided by operating activities of discontinued operation		(1)	6	2	31
Investing Activities
Expenditures on mining interests	8(i)	(497)	(497)	(963)	(954)
Deposits on mining interest expenditures		(27)	(65)	(55)	(119)
Proceeds from disposition of mining interest, net	6(c)	—	—	193	—
Interest paid	8(i)	(2)	—	(28)	(9)
Purchases of money market investments and available-for-sale securities		(5)	(45)	(49)	(598)
Proceeds from maturities and sales of money market investments and available-for-sale securities, net		25	105	25	113
Other		2	(2)	—	(1)
Net cash used in investing activities of continuing operations		(504)	(504)	(877)	(1,568)
Net cash provided by (used in) investing activities of discontinued operation	14	210	(20)	208	(34)
Financing Activities
Debt borrowings, net of transaction costs	9 & 11(d)(ii)	1,463	—	2,313	1,481
Debt repayments	11(d)(ii)	(1,075)	—	(1,325)	—
Dividends paid to shareholders	13(b)	(122)	(121)	(244)	(243)
Common shares issued, net of issuance costs		3	—	3	—
Other	11(d)(ii)	(31)	—	(31)	131
Net cash provided by (used in) financing activities of continuing operations		238	(121)	716	1,369
Effect of exchange rate changes on cash and cash equivalents		—	1	—	1
Increase (decrease) in cash and cash equivalents		219	(564)	595	142
Cash and cash equivalents, beginning of the period		1,001	1,463	625	757
Cash and cash equivalents, end of the period	14	$1,220	$899	$1,220	$899
Supplemental cash flow information (note 14)
The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

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Second Quarter Report – 2014

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(In millions of United States dollars – Unaudited)

	Note	At June 30 2014	At December 31 2013
Assets
Current assets
Cash and cash equivalents	14	$1,220	$625
Money market investments		40	—
Accounts receivable	11(a)	479	469
Inventories and stockpiled ore		791	727
Note receivable	11(d)(i)	—	5
Income taxes receivable		81	182
Assets held for sale	4	—	227
Other		201	139
		2,812	2,374
Mining interests
Owned by subsidiaries	6	23,700	22,928
Investments in associates	6 & 7	2,083	2,210
	6	25,783	25,138
Goodwill		1,454	1,454
Investments in securities		59	77
Note receivable	11(d)(i)	—	23
Deposits on mining interest expenditures		31	71
Deferred income taxes		23	19
Other		456	408
Total assets	8	$30,618	$29,564
Liabilities
Current liabilities
Accounts payable and accrued liabilities		$850	$856
Income taxes payable		69	6
Current portion of long-term debt	9	858	832
Derivative liabilities	11(a)	38	57
Liabilities relating to assets held for sale	4	—	44
Other		194	238
		2,009	2,033
Deferred income taxes		5,515	5,594
Long-term debt	9	2,471	1,482
Provisions		599	517
Income taxes payable		74	55
Other		103	125
Total liabilities	8	10,771	9,806
Equity
Shareholders’ equity
Common shares, stock options and restricted share units		17,229	17,191
Accumulated other comprehensive income		15	1
Retained earnings		2,388	2,353
		19,632	19,545
Non-controlling interest		215	213
Total equity		19,847	19,758
Total liabilities and equity		$30,618	$29,564
Commitments and contingencies (notes 11(d)(ii) and 15)

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

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Second Quarter Report – 2014

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In millions of United States dollars, shares in thousands – Unaudited)

	Common Shares			Accumulated Other Comprehensive Income (Loss)
	Shares issued, fully paid with no par value	Amount	Stock options and restricted share units	Investment revaluation reserve	Other	Retained earnings	Attributable to shareholders of Goldcorp Inc.	Non-controlling interest	Total
At January 1, 2014	812,257	$16,895	$296	$3	$(2)	$2,353	$19,545	$213	$19,758
Total comprehensive income
Net earnings	—	—	—	—	—	279	279	2	281
Other comprehensive income (loss)	—	—	—	18	(4)	—	14	—	14
	—	—	—	18	(4)	279	293	2	295
Stock options exercised and restricted share units issued and vested (note 12(a))	1,143	43	(40)	—	—	—	3	—	3
Share-based compensation (note 12(a))	—	—	35	—	—	—	35	—	35
Dividends (note 13(b))	—	—	—	—	—	(244)	(244)	—	(244)
At June 30, 2014	813,400	$16,938	$291	$21	$(6)	$2,388	$19,632	$215	$19,847

	Common Shares			Accumulated Other Comprehensive Loss
	Shares issued, fully paid with no par value	Amount	Stock options and restricted share units	Investment revaluation reserve	Other	Retained earnings	Attributable to shareholders of Goldcorp Inc.	Non- controlling interest	Total
At January 1, 2013	811,519	$16,865	$252	$51	$—	$5,548	$22,716	$213	$22,929
Total comprehensive loss
Net loss	—	—	—	—	—	(1,625)	(1,625)	—	(1,625)
Other comprehensive loss	—	—	—	(54)	—	—	(54)	—	(54)
	—	—	—	(54)	—	(1,625)	(1,679)	—	(1,679)
Stock options exercised and restricted share units issued and vested (note 12(a))	572	27	(27)	—	—	—	—	—	—
Share-based compensation (note 12(a))	—	—	35	—	—	—	35	—	35
Dividends (note 13(b))	—	—	—	—	—	(243)	(243)	—	(243)
At June 30, 2013	812,091	$16,892	$260	$(3)	$—	$3,680	$20,829	$213	$21,042
The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

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Second Quarter Report – 2014
(In millions of United States dollars, except where noted)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2014

1.	DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS
Goldcorp Inc. is the ultimate parent company of its consolidated group (“Goldcorp” or “the Company”). The Company is incorporated and domiciled in Canada, and its registered office is at Suite 3400 – 666 Burrard Street, Vancouver, British Columbia, V6C 2X8.
The Company is a gold producer engaged in the operation, exploration, development, and acquisition of precious metal properties in Canada, the United States, Mexico, and Central and South America. The Company’s current sources of operating cash flows are primarily from the sale of gold, silver, copper, lead, and zinc.
At June 30, 2014, the Company’s principal producing mining properties were comprised of the Red Lake, Porcupine and Musselwhite gold mines in Canada; the Peñasquito gold/silver/lead/zinc mines and the Los Filos and El Sauzal gold mines in Mexico; the Marlin gold/silver mine in Guatemala; the Wharf gold mine in the United States; the Alumbrera gold/copper mine (37.5% interest) in Argentina; and the Pueblo Viejo gold/silver/copper mine (40.0% interest) in the Dominican Republic. The Company also owns a 39.4% equity interest in Tahoe Resources Inc. ("Tahoe"), which owns and operates the Escobal silver mine in Guatemala. The Escobal mine achieved commercial production effective January 1, 2014. The Company's 66.7% interest in the Marigold mine in the United States, the sale of which completed on April 4, 2014, has been classified as a discontinued operation for the three and six months ended June 30, 2014 (note 4).
The Company’s significant development projects at June 30, 2014 were comprised of the Cerro Negro gold project in Argentina; the Éléonore and Cochenour gold projects in Canada; the El Morro gold/copper project (70.0% interest) in Chile; and the Camino Rojo gold/silver project in Mexico.
On March 26, 2014, the Company disposed of its 19.5% equity interest in Primero Mining Corp. (“Primero”) which was previously recognized as an investment in associate (notes 6(c) and 7(d)).

2.	BASIS OF PREPARATION
These unaudited condensed interim consolidated financial statements have been prepared in accordance with IAS 34 – Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). Accordingly, certain disclosures included in annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the IASB have been condensed or omitted. These unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2013.
The accounting policies applied in the preparation of these unaudited condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2013, except for the application of the following new interpretation and amendments to existing IFRSs, which were effective January 1, 2014:

•
IFRIC 21 – Levies (“IFRIC 21”), an interpretation of IAS 37 – Provisions, Contingent Liabilities and Contingent Assets ("IAS 37"), clarifies that the obligating event, as defined by IAS 37, that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. The Company has applied IFRIC 21 on a retrospective basis in compliance with the transitional requirements of IFRIC 21. The application of IFRIC 21 did not result in an adjustment to the Company's unaudited condensed interim consolidated financial statements.

•	Certain amendments to IFRSs as issued by the IASB. These amendments did not have a significant impact on the Company's unaudited condensed interim consolidated financial statements.
The Company has not early adopted any other amendment, standard or interpretation that has been issued but is not yet effective.
The Company’s interim results are not necessarily indicative of its results for a full year.
Significant judgements and estimates
The Company’s management makes judgements in its process of applying the Company’s accounting policies in the preparation of its unaudited condensed interim consolidated financial statements. In addition, the preparation of the financial data requires that the Company’s management make assumptions and estimates of the impacts of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting impacts on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.The critical judgements and estimates applied in the preparation of the Company’s unaudited condensed interim consolidated financial statements for the three

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Second Quarter Report – 2014
(In millions of United States dollars, except where noted)

and six months ended June 30, 2014 are consistent with those applied and disclosed in notes 5 and 6 to the Company’s audited consolidated financial statements for the year ended December 31, 2013.
Basis of consolidation
These unaudited condensed interim consolidated financial statements include the accounts of the Company and its subsidiaries. The Company's presentation currency is the United States ("US") dollar. All amounts are expressed in millions of US dollars, unless otherwise stated. References to C$ are to Canadian dollars. The principal subsidiaries (mine sites and operating segments) of Goldcorp and their geographic locations at June 30, 2014 were as follows:

Direct parent company (mine site and operating segment) (note 8)	Location	Ownership interest	Mining properties and development projects owned (note 6)
Red Lake Gold Mines Ontario Partnership (“Red Lake”)	Canada	100%	Red Lake and Campbell Complexes, and Cochenour project
Goldcorp Canada Ltd./Goldcorp Inc. (“Porcupine”)	Canada	100%	Porcupine mines
Goldcorp Canada Ltd./Goldcorp Inc. (“Musselwhite”)	Canada	100%	Musselwhite mine
Les Mines Opinaca Ltée (“Éléonore”)	Canada	100%	Éléonore project
Minera Peñasquito S.A. de C.V. and Camino Rojo S.A. de C.V. (“Peñasquito”)	Mexico	100%	Peñasquito mines, and Camino Rojo project
Desarrollos Mineros San Luis S.A. de C.V. (“Los Filos”)	Mexico	100%	Los Filos mines
Minas de la Alta Pimeria S.A. de C.V. (“El Sauzal”)	Mexico	100%	El Sauzal mine
Montana Exploradora de Guatemala S.A. (“Marlin”)	Guatemala	100%	Marlin mine
Wharf Resources (USA) Inc. (“Wharf”)	United States	100%	Wharf mine
Oroplata S.A. (“Cerro Negro”)	Argentina	100%	Cerro Negro project
Sociedad Contractual Minera El Morro (“El Morro”)	Chile	70.0%	El Morro project
Intercompany assets and liabilities, equity, income, expenses and cash flows between the Company and its subsidiaries are eliminated.
These unaudited condensed interim consolidated financial statements also include the following significant investments in associates that are accounted for using the equity method:

Associates (mine site and operating segment) (notes 7 and 8)	Location	Ownership interest	Mining properties owned (note 6)
Minera Alumbrera Limited (“Alumbrera”)	Argentina	37.5%	Alumbrera mine
Pueblo Viejo Dominicana Corporation (“Pueblo Viejo”)	Dominican Republic	40.0%	Pueblo Viejo mine
Tahoe	Guatemala	39.4%	Escobal mine (note 7(b))

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Second Quarter Report – 2014
(In millions of United States dollars, except where noted)

3.	CHANGES IN ACCOUNTING STANDARDS NOT YET EFFECTIVE
Revenue recognition
In May 2014, the IASB issued IFRS 15 – Revenue from Contracts with Customers ("IFRS 15") which supersedes IAS 11 – Construction Contracts, IAS 18 – Revenue, IFRIC 13 – Customer Loyalty Programmes, IFRIC 15 – Agreements for the Construction of Real Estate, IFRIC 18 – Transfers of Assets from Customers, and SIC 31 – Revenue – Barter Transactions involving Advertising Services. IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cashflows arising from a contract with a customer. The standard is effective for annual periods beginning on or after January 1, 2017, with early adoption permitted. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.
Financial instruments
The IASB intends to replace IAS 39 – Financial Instruments: Recognition and Measurement in its entirety with IFRS 9 – Financial Instruments (“IFRS 9”) which will reduce the complexity in the classification and measurement of financial instruments. In February 2014, the IASB tentatively determined that the revised effective date for IFRS 9 would be January 1, 2018. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.
Regulatory deferral accounts
On January 30, 2014, the IASB issued a new interim standard, IFRS 14 – Regulatory Deferral Accounts ("IFRS 14"). IFRS 14 is intended to enhance the comparability of financial reporting by entities engaged in rate-regulated activities and is effective for annual periods beginning on or after January 1, 2016. IFRS 14 is not expected to be applicable to the Company.
Annual improvements
In December 2013, the IASB issued the Annual Improvements 2010-2012 and 2011-2013 cycles to make necessary but non-urgent amendments to existing IFRSs. The amendments are effective for annual periods beginning on or after July 1, 2014; however, these amendments are not expected to have a significant impact on the Company's consolidated financial statements.

4.	DISCONTINUED OPERATION
On April 4, 2014, the Company, in conjunction with its joint venture partner, Barrick Gold Corporation ("Barrick"), completed the sale of their respective interests in the Marigold mine ("Marigold") to Silver Standard Resources Inc. for total consideration of $267 million in cash, after closing adjustments (Goldcorp's share – $184 million). The disposal of the Company's 66.7% interest in Marigold reflects the Company's ongoing strategy to focus on a portfolio of core assets. The Company recognized a loss on disposition of $4 million ($21 million after tax), calculated as follows:

Cash proceeds, net of transaction costs	$182
Net assets sold and derecognized:
Inventories and stockpiled ore	69
Other current assets	6
Mining interest	153
Accounts payable and accrued liabilities	(15)
Deferred income taxes	(9)
Provisions	(18)
186
Loss on disposition	(4)
Income tax expense on disposition, net	(17)
Net loss on disposition	$(21)

The results of the Company's 66.7% share of Marigold have been presented as net loss and cash flows from discontinued operation for the three and six months ended June 30, 2014. The comparative net earnings and cash flows for the three and six months ended June 30, 2013 have been re-presented to include those operations classified as discontinued in the current period. The components of net (loss) earnings from discontinued operation for the three and six months ended June 30 are as follows:

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Second Quarter Report – 2014
(In millions of United States dollars, except where noted)

	Three Months Ended June 30		Six Months Ended June 30
	2014	2013	2014	2013
Revenues	$—	$31	$28	$82
Mine operating costs	(2)	(25)	(26)	(58)
(Loss) earnings from mine operation	(2)	6	2	24
Corporate administration	—	—	—	—
(Loss) earnings from discontinued operation before taxes	(2)	6	2	24
Income tax recovery (expense)	4	(1)	4	(9)
Earnings from discontinued operation	2	5	6	15
Loss on disposition	(4)	—	(4)	—
Income tax expense on disposition, net	(17)	—	(17)	—
Net loss on disposition of discontinued operation	(21)	—	(21)	—
Net (loss) earnings from discontinued operation attributable to shareholders of Goldcorp Inc.	$(19)	$5	$(15)	$15
Net (loss) earnings per share from discontinued operation
Basic	$(0.03)	$0.01	$(0.02)	$0.02
Diluted	(0.02)	0.01	(0.02)	0.02

5.	PRODUCTION COSTS

	Three Months Ended June 30		Six Months Ended June 30
	2014	2013	2014	2013
Raw materials and consumables	$234	$284	$500	$555
Salaries and employee benefits (a)	108	125	221	246
Contractors	101	102	191	196
Royalties	17	12	33	27
Revision in estimates and liabilities incurred on reclamation and closure cost obligations	16	—	16	—
Change in inventories (b)	(16)	(37)	(54)	(90)
Other	46	38	99	66
	$506	$524	$1,006	$1,000

(a)
Excludes $23 million and $45 million of salaries and employee benefits included in corporate administration expense for the three and six months ended June 30, 2014, respectively (three and six months ended June 30, 2013 – $18 million and $38 million, respectively).

(b)
The change in inventories for the three and six months ended June 30, 2014 represents an increase of $nil and $25 million in finished goods inventories, respectively; an increase of $5 million and $1 million in stockpiled ore, respectively; and an increase of $11 million and $28 million in work-in-process inventories, respectively (three and six months ended June 30, 2013 – a decrease of $1 million and an increase of $21 million in finished goods inventories, respectively; an increase of $20 million and $30 million in stockpiled ore, respectively; and an increase of $18 million and $39 million in work-in-process inventories, respectively).

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Second Quarter Report – 2014
(In millions of United States dollars, except where noted)

6.	MINING INTERESTS

	Mining properties
	Depletable	Non-depletable
	Reserves and resources	Reserves and resources	Exploration potential	Plant and equipment (f)(g)	Investments in associates (note 7)	Total
Cost
At January 1, 2014	$7,690	$7,582	$8,170	$5,138	$2,210	$30,790
Expenditures on mining interests (a)(b)	213	355	1	452	—	1,021
Share of net earnings of associates	—	—	—	—	116	116
Disposition of investment in associate (c)	—	—	—	—	(175)	(175)
Dividends from associate	—	—	—	—	(67)	(67)
Transfers and other movements (d)	(42)	156	(209)	233	(1)	137
At June 30, 2014	7,861	8,093	7,962	5,823	2,083	31,822
Accumulated depreciation and depletion and impairment
At January 1, 2014	(2,929)	(234)	(1,188)	(1,301)	—	(5,652)
Depreciation and depletion (e)	(231)	—	—	(171)	—	(402)
Transfers and other movements (d)	—	—	—	15	—	15
At June 30, 2014	(3,160)	(234)	(1,188)	(1,457)	—	(6,039)
Carrying amount – June 30, 2014	$4,701	$7,859	$6,774	$4,366	$2,083	$25,783

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Second Quarter Report – 2014
(In millions of United States dollars, except where noted)

	Mining properties
	Depletable	Non-depletable
	Reserves and resources	Reserves and resources	Exploration potential	Plant and equipment (f)(g)	Investments in associates (note 7)	Total
Cost
At January 1, 2013	$7,395	$6,528	$8,506	$4,278	$2,663	$29,370
Expenditures on mining interests (a)(b)	530	652	3	880	49	2,114
Expenditures on mining interests classified as held for sale (note 4)	11	—	—	51	—	62
Reclassifications to mining interests classified as held for sale (note 4)	(273)	(18)	—	(195)	—	(486)
Share of net losses and impairment of associates	—	—	—	—	(395)	(395)
Dividends from associate	—	—	—	—	(108)	(108)
Transfers and other movements (d)	27	420	(339)	124	1	233
At December 31, 2013	7,690	7,582	8,170	5,138	2,210	30,790
Accumulated depreciation and depletion and impairment
At January 1, 2013	(1,942)	—	—	(863)		(2,805)
Depreciation and depletion (e)	(409)	—	—	(300)		(709)
Depreciation and depletion relating to mining interests classified as held for sale (note 4)	(13)	—	—	(12)		(25)
Reclassifications to mining interests classified as held for sale (note 4)	187	8	—	139		334
Impairment charges	(747)	(242)	(1,188)	(318)		(2,495)
Transfers and other movements (d)	(5)	—	—	53		48
At December 31, 2013	(2,929)	(234)	(1,188)	(1,301)		(5,652)
Carrying amount – December 31, 2013	$4,761	$7,348	$6,982	$3,837	$2,210	$25,138

GOLDCORP    |  11

Second Quarter Report – 2014
(In millions of United States dollars, except where noted)

A summary by property of the carrying amount of mining interests is as follows:

	Mining properties
	Depletable	Non-depletable
	Reserves and resources	Reserves and resources	Exploration potential	Plant and equipment (f)(g)	At June 30 2014	At December 31 2013
Red Lake (h)	$723	$1,047	$723	$476	$2,969	$2,906
Porcupine	386	64	—	139	589	573
Musselwhite	183	4	111	232	530	537
Éléonore (a)	—	1,751	—	1,026	2,777	2,358
Peñasquito (a)(h)	2,410	927	4,267	968	8,572	8,624
Los Filos	562	36	—	179	777	786
El Sauzal	20	—	—	3	23	31
Marlin	386	68	32	137	623	654
Cerro Blanco	—	47	—	2	49	49
Wharf	31	—	—	15	46	45
Cerro Negro (a)	—	2,589	1,520	1,075	5,184	4,825
El Morro (a)	—	1,326	112	17	1,455	1,439
Corporate and Other	—	—	9	97	106	101
	$4,701	$7,859	$6,774	$4,366	$23,700	$22,928
Investments in associates (note 7)
Alumbrera					123	172
Pueblo Viejo					1,603	1,528
Other (c)					357	510
					2,083	2,210
					$25,783	$25,138

(a)	Includes capitalized borrowing costs incurred during the three and six months ended June 30 as follows:

	Three Months Ended June 30		Six Months Ended June 30
	2014	2013	2014	2013
Éléonore	$12	$6	$22	$10
Camino Rojo (h)	2	1	4	3
Cerro Negro	14	11	29	19
El Morro	4	4	8	7
	$32	$22	$63	$39
The amounts capitalized include borrowing costs on the Company’s $1.0 billion notes (the "$1.0 billion Notes"), $1.5 billion notes (the "$1.5 billion Notes"), $863 million convertible senior notes (the "Convertible Notes"), and certain financing arrangements held by Cerro Negro (note 11(c)(iii)).
The amount of general borrowing costs capitalized were determined by applying the weighted average cost of borrowings during the three and six months ended June 30, 2014 of 4.81% and 4.90%, respectively (three and six months ended June 30, 2013 – 4.87% and 5.74%, respectively), proportionately to the accumulated qualifying expenditures on mining interests. Of the $32 million and $62 million of interest incurred including accretion on the $1.0 billion Notes, $1.5 billion Notes and Convertible Notes during the three and six months ended June 30, 2014, respectively (three and six months ended June 30, 2013 – $30 million and $46 million, respectively), $29 million and $57 million, respectively (three and six months ended June 30, 2013 – $18 million and $34 million, respectively), were

GOLDCORP    |  12

Second Quarter Report – 2014
(In millions of United States dollars, except where noted)

capitalized with the remainder recognized as finance costs in the Condensed Interim Consolidated Statements of Earnings (Loss). For the three and six months ended June 30, 2014, all of the borrowing costs incurred by the Company on the financing arrangements held by Cerro Negro of $3 million and $6 million, respectively (three and six months ended June 30, 2013 – $4 million and $5 million, respectively), were capitalized.

(b)
During the three and six months ended June 30, 2014, the Company incurred $31 million and $61 million, respectively (three and six months ended June 30, 2013 – $40 million and $76 million, respectively), in exploration and evaluation expenditures, of which $25 million and $44 million, respectively (three and six months ended June 30, 2013 – $28 million and $51 million, respectively), have been capitalized and included in expenditures on mining interests. The remaining $6 million and $17 million, respectively (three and six months ended June 30, 2013 – $12 million and $25 million, respectively), were expensed.

(c)
On March 26, 2014, the Company disposed of its interest in Primero to a syndicate of underwriters for gross proceeds of $201 million (C$224 million) and recognized a gain of $18 million, net of tax and selling costs of $8 million (note 7(d)).

(d)
Transfers and movements primarily represent the reclassification of carrying amounts of reserves, resources and exploration potential as a result of the conversion of the categories of mining properties and deposits on mining interest expenditures which are capitalized and included in the carrying amounts of the related mining properties during the period. Transfers and movements also include changes to capitalized reclamation and closure costs, capitalized depreciation, and dispositions of mining properties during the period.

(e)
Depreciation and depletion expensed for the three and six months ended June 30, 2014 was $179 million and $349 million, respectively (three and six months ended June 30, 2013 – $161 million and $305 million, respectively), as compared to total depreciation and depletion of $201 million and $402 million, respectively (three and six months ended June 30, 2013 – $179 million and $338 million, respectively), due to the capitalization of depreciation of $15 million and $26 million, respectively (three and six months ended June 30, 2013 – $11 million and $23 million, respectively), relating to development projects and movements in amounts allocated to work-in-progress inventories of $7 million and $27 million, respectively (three and six months ended June 30, 2013 – $7 million and $10 million, respectively).

(f)
At June 30, 2014, assets under construction, and therefore not yet being depreciated, included in the carrying amount of plant and equipment amounted to $2,099 million (December 31, 2013 – $1,488 million).

(g)	At June 30, 2014, finance leases included in the carrying amount of plant and equipment amounted to $70 million (December 31, 2013 – $75 million).

(h)
The Company’s 100% interests in the Cochenour gold project in Canada and the Camino Rojo gold project in Mexico are included in the carrying amounts of the Red Lake and Peñasquito mining properties, respectively.

7.	INVESTMENTS IN ASSOCIATES
At June 30, 2014, the Company had a 37.5% interest in Alumbrera, a 40.0% interest in Pueblo Viejo, and a 39.4% interest in Tahoe. These investments are accounted for using the equity method and included in mining interests (note 6). The Company adjusts each associate’s financial results, where appropriate, to give effect to uniform accounting policies.

	Alumbrera	Pueblo Viejo	Other (a)(b)(d)	Total
Carrying amount – at January 1, 2014	$172	$1,528	$510	$2,210
Dividends from associate	(67)	—	—	(67)
Company’s share of net earnings of associates (c)	18	76	22	116
Disposition of investment in associate and other (d)	—	(1)	(175)	(176)
Carrying amount – at June 30, 2014	$123	$1,603	$357	$2,083
Carrying amount – at January 1, 2013	$575	$1,546	$542	$2,663
Expenditures and investments (note 6)	—	49	—	49
Dividends from associate	(108)	—	—	(108)
Impairment of investments in associates	(276)	—	(19)	(295)
Company’s share of net losses of associates	(19)	(66)	(15)	(100)
Other	—	(1)	2	1
Carrying amount – at December 31, 2013	$172	$1,528	$510	$2,210

GOLDCORP    |  13

Second Quarter Report – 2014
(In millions of United States dollars, except where noted)

Summarized financial information for the Company's investments in Alumbrera and Pueblo Viejo, on a 100% basis and reflecting adjustments made by the Company, including fair value adjustments made at the time of acquisition and adjustments for differences in accounting policies, is as follows:

Three months ended June 30, 2014	Alumbrera	Pueblo Viejo
Revenues	$178	$357
Production costs	(129)	(134)
Depreciation and depletion	(19)	(68)
Earnings from mine operations (e)	30	155
Net earnings of associates (e)	17	111
The Company's equity share of net earnings of associates	$6	$45
Three months ended June 30, 2013
Revenues	$218	$261
Production costs	(166)	(99)
Depreciation and depletion	(44)	(27)
Earnings from mine operations (e)	8	135
Net (losses) earnings of associates (e)	(19)	55
The Company’s equity share of net (losses) earnings of associates	$(7)	$22

Six months ended June 30, 2014	Alumbrera	Pueblo Viejo
Revenues	$568	$747
Production costs	(391)	(295)
Depreciation and depletion	(38)	(134)
Earnings from mine operations (e)	139	318
Net earnings of associates (e)	49	189
The Company's equity share of net earnings of associates	$18	$76
Six months ended June 30, 2013
Revenues	$465	$539
Production costs	(316)	(190)
Depreciation and depletion	(84)	(53)
Earnings from mine operations (e)	65	296
Net earnings of associates (e)	5	137
The Company’s equity share of net earnings of associates	$2	$55

GOLDCORP    |  14

Second Quarter Report – 2014
(In millions of United States dollars, except where noted)

At June 30, 2014	Alumbrera	Pueblo Viejo
Current assets	$490	$748
Non-current assets	295	6,767
	785	7,515
Current liabilities	182	683
Non-current liabilities	274	2,825
	456	3,508
Net assets	329	4,007
The Company's equity share of net assets of associates	$123	$1,603
At December 31, 2013
Current assets	$688	$556
Non-current assets	1,318	6,975
	2,006	7,531
Current liabilities	262	664
Non-current liabilities	550	3,047
	812	3,711
Net assets	1,194	3,820
The Company’s share of net assets of associates	448	1,528
Impairment of investment in associate	(276)	—
The Company’s equity share of net assets of associates	$172	$1,528
The Company’s equity share of cash flows of Alumbrera and Pueblo Viejo are as follows:

Three months ended June 30, 2014	Alumbrera	Pueblo Viejo
Net cash provided by operating activities	$30	$40
Net cash provided by (used in) investing activities	16	(16)
Net cash used in financing activities	(49)	—
Three months ended June 30, 2013
Net cash (used in) provided by operating activities	$(25)	$32
Net cash used in investing activities	(21)	(45)
Net cash (used in) provided by financing activities	(23)	17

Six months ended June 30, 2014	Alumbrera	Pueblo Viejo
Net cash provided by operating activities	$85	$124
Net cash provided by (used in) investing activities	7	(28)
Net cash used in financing activities	(85)	(21)
Six months ended June 30, 2013
Net cash provided by operating activities	$40	$69
Net cash used in investing activities	(140)	(79)
Net cash (used in) provided by financing activities	(44)	29

(a)	The quoted market value of the Company’s investment in Tahoe at June 30, 2014 was $1.5 billion, based on the closing share price of Tahoe.

(b)	On January 14, 2014, Tahoe announced that the Escobal mine in Guatemala achieved commercial production effective January 1, 2014.

(c)
During the three months ended June 30, 2014, Pueblo Viejo recorded a reversal of $16 million after tax (Goldcorp's share – $6 million) of impairment expense previously recognized and included in the Company's share of net losses of associates during the year ended December 31, 2012 in respect of certain power assets.

GOLDCORP    |  15

Second Quarter Report – 2014
(In millions of United States dollars, except where noted)

(d)
On March 26, 2014, the Company disposed of its interest in Primero to a syndicate of underwriters for gross proceeds of $201 million (C$224 million) and recognized a gain of $18 million, net of tax and selling costs of $8 million (note 6(c)). The Company's share of Primero's net earnings for the period January 1, 2014 to the date of disposition, were included in the Company's consolidated results for the six months ended June 30, 2014.

(e)
The net expense for the three and six months ended June 30, 2014 and 2013, which reconciles earnings from mine operations to net earnings (losses) of Alumbrera and Pueblo Viejo, is comprised primarily of finance costs and income taxes.

8.	SEGMENTED INFORMATION
Operating results of operating segments are reviewed by the Company's chief operating decision maker to make decisions about resources to be allocated to the segments and assess their performance. Significant information relating to the Company’s reportable operating segments is summarized in the table below:

	Revenues (c)(d)		Depreciation and depletion		Earnings (loss) from operations and associates (d)(f)		Expenditures on mining interests (i)
	Three Months Ended June 30
	2014	2013	2014	2013	2014	2013	2014	2013
Red Lake (a)	$117	$164	$26	$25	$31	$74	$56	$57
Porcupine	91	98	12	15	21	26	18	27
Musselwhite	87	89	15	13	30	23	12	23
Éléonore	—	—	—	—	—	—	208	147
Peñasquito (a)(e)	424	232	69	42	131	(2,455)	56	61
Los Filos	58	118	12	17	10	47	11	44
El Sauzal	19	30	4	9	(1)	—	—	—
Marlin	88	105	36	35	(7)	17	22	17
Cerro Blanco (e)	—	—	—	—	—	(131)	—	3
Wharf	22	22	1	1	9	8	1	5
Alumbrera (g)(h)	67	81	7	16	10	3	10	20
Cerro Negro	—	—	—	—	—	—	161	112
El Morro	—	—	—	—	—	—	9	12
Pueblo Viejo (g)(h)	143	105	28	11	71	52	16	42
Other (b)	—	—	4	4	(59)	(67)	8	6
Attributable segment total for continuing operations (g)(h)	1,116	1,044	214	188	246	(2,403)	588	576
Alumbrera (g)(h)	(67)	(81)	(7)	(16)	(4)	(10)	(10)	(20)
Pueblo Viejo (g)(h)	(143)	(105)	(28)	(11)	(26)	(30)	(16)	(27)
Consolidated segment total for continuing operations	906	858	179	161	216	(2,443)	562	529
Consolidated segment total for discontinued operation (notes 4 & 14)	—	31	—	4	(2)	6	—	20
Consolidated segment total	$906	$889	$179	$165	$214	$(2,437)	$562	$549

GOLDCORP    |  16

Second Quarter Report – 2014
(In millions of United States dollars, except where noted)

	Revenues (c)(d)		Depreciation and depletion		Earnings (loss) from operations and associates (d)(f)		Expenditures on mining interests (i)
	Six Months Ended June 30
	2014	2013	2014	2013	2014	2013	2014	2013
Red Lake (a)	$248	$385	$53	$52	$71	$200	$110	$122
Porcupine	176	202	25	28	48	63	37	49
Musselwhite	175	179	29	24	59	53	21	42
Éléonore	—	—	—	—	—	—	377	259
Peñasquito (a)(e)	786	485	125	80	211	(2,431)	75	109
Los Filos	164	246	28	32	47	112	27	86
El Sauzal	36	56	8	15	(2)	4	—	1
Marlin	177	229	71	66	(2)	58	38	35
Cerro Blanco (e)	—	—	—	—	—	(131)	—	6
Wharf	42	40	2	2	15	16	2	6
Alumbrera (g)(h)	213	174	14	31	51	24	19	41
Cerro Negro	—	—	—	—	—	—	304	244
El Morro	—	—	—	—	—	—	17	28
Pueblo Viejo (g)(h)	299	216	53	21	137	116	28	79
Other (b)	—	—	8	6	(118)	(136)	13	13
Attributable segment total for continuing operations (g)(h)	2,316	2,212	416	357	517	(2,052)	1,068	1,120
Alumbrera (g)(h)	(213)	(174)	(14)	(31)	(33)	(22)	(19)	(41)
Pueblo Viejo (g)(h)	(299)	(216)	(53)	(21)	(61)	(61)	(28)	(50)
Consolidated segment total for continuing operations	1,804	1,822	349	305	423	(2,135)	1,021	1,029
Consolidated segment total for discontinued operation (notes 4 & 14)	28	82	—	10	2	24	1	42
Consolidated segment total	$1,832	$1,904	$349	$315	$425	$(2,111)	$1,022	$1,071

GOLDCORP    |  17

Second Quarter Report – 2014
(In millions of United States dollars, except where noted)

	Total Assets
	At June 30 2014	At December 31 2013
Red Lake (a)	$3,671	$3,736
Porcupine	733	679
Musselwhite	689	635
Éléonore	2,927	2,491
Peñasquito (a)	9,390	9,414
Los Filos	1,544	1,456
El Sauzal	48	60
Marlin	717	850
Cerro Blanco	49	50
Wharf	93	77
Alumbrera	123	172
Cerro Negro	6,527	6,119
El Morro	1,495	1,484
Pueblo Viejo	1,603	1,528
Marigold (note 4)	—	227
Other (b)	1,009	586
Total	$30,618	$29,564

	Total Liabilities
	At June 30 2014	At December 31 2013
Red Lake (a)	$96	$97
Porcupine	259	241
Musselwhite	80	77
Éléonore	526	541
Peñasquito (a)	3,020	3,031
Los Filos	245	258
El Sauzal	75	78
Marlin	179	183
Cerro Blanco	9	9
Wharf	44	38
Alumbrera	—	—
Cerro Negro	1,631	1,618
El Morro	459	467
Pueblo Viejo	—	—
Marigold (note 4)	—	44
Other (b)	4,148	3,124
Total	$10,771	$9,806

(a)	The Company’s 100% interests in the Cochenour gold project in Canada and Camino Rojo gold project in Mexico are included in the Red Lake and Peñasquito reportable operating segments, respectively.

(b)
Other includes corporate activities and the Company’s share of net earnings/(losses) of Tahoe and Primero from January 1, 2014 to March 26, 2014, the date of disposition, certain exploration properties in Mexico and corporate assets which have not been allocated to the above segments. Total corporate assets and liabilities at June 30, 2014 were $643 million and $4,148 million, respectively

GOLDCORP    |  18

Second Quarter Report – 2014
(In millions of United States dollars, except where noted)

(December 31, 2013 – $68 million and $3,124 million, respectively). At June 30, 2014, the Company's Mexican exploration properties had a carrying amount of $9 million (December 31, 2013 – $8 million).

(c)
The Company’s principal product is gold doré with the refined gold bullion sold primarily in the London spot market. Concentrate produced at Peñasquito and Alumbrera, containing both gold and by-product metals, is sold to third party refineries.

The Company’s consolidated revenues from continuing operations (excluding attributable share of revenues from associates) for the three and six months ended June 30 are as follows:

	Three Months Ended June 30		Six Months Ended June 30
	2014	2013	2014	2013
Gold	$669	$685	$1,325	$1,457
Silver	151	111	300	249
Zinc	58	37	120	73
Lead	23	23	52	38
Copper	5	2	7	5
	$906	$858	$1,804	$1,822
The Company's reportable operating segments (including attributable share of revenues from associates) principally derived their revenue from gold sales other than segments identified in the following table:

Three Months Ended June 30		Peñasquito	Marlin	Alumbrera	Pueblo Viejo
Gold	2014	$221	$57	$21	$136
	2013	$99	$67	$29	$102
Silver	2014	117	31	2	7
	2013	71	38	3	3
Lead	2014	23	—	—	—
	2013	23	—	—	—
Zinc	2014	58	—	—	—
	2013	37	—	—	—
Copper	2014	5	—	41	—
	2013	2	—	46	—
Molybdenum	2014	—	—	3	—
	2013	—	—	3	—
Total	2014	$424	$88	$67	$143
	2013	$232	$105	$81	$105

GOLDCORP    |  19

Second Quarter Report – 2014
(In millions of United States dollars, except where noted)

Six Months Ended June 30		Peñasquito	Marlin	Alumbrera	Pueblo Viejo
Gold	2014	$380	$111	$74	$284
	2013	$207	$147	$66	$207
Silver	2014	227	66	4	15
	2013	162	82	6	9
Lead	2014	52	—	—	—
	2013	38	—	—	—
Zinc	2014	120	—	—	—
	2013	73	—	—	—
Copper	2014	7	—	130	—
	2013	5	—	98	—
Molybdenum	2014	—	—	5	—
	2013	—	—	4	—
Total	2014	$786	$177	$213	$299
	2013	$485	$229	$174	$216

(d)	Intersegment sales and transfers are eliminated in the above information reported to the Company’s chief operating decision maker.

(e)
The Company recognized total impairment charges of $2,558 million, before tax, for the three and six months ended June 30, 2013, of which $283 million was applied against goodwill relating to Peñasquito and $2,275 million was applied to mining interests based on the relative carrying amounts of the assets as at June 30, 2013 that were subject to the impairment charges. The $2,275 million impairment charges to mining interests were applied as follows:

	Mining properties
	Depletable	Non-depletable
	Reserves and resources	Reserves and resources	Exploration potential	Plant and equipment	Total
Peñasquito	$647	$108	$1,129	$260	$2,144
Cerro Blanco	—	126	—	5	131
Total	$647	$234	$1,129	$265	$2,275

(f)
The $nil and $23 million of net expenses for the three and six months ended June 30, 2014, respectively (three and six months ended June 30, 2013 – $nil and net earnings of $33 million), which reconciles the Company’s earnings of $216 million and $423 million from operations and associates, respectively (three and six months ended June 30, 2013 – loss of $2,443 million and $2,135 million), to the Company’s earnings of $216 million and $400 million from continuing operations before taxes, respectively (three and six months ended June 30, 2013 – loss of $2,443 million and $2,102 million, respectively), mainly arose from corporate activities that would be primarily allocated to the Other reportable operating segment, except for the net foreign exchange loss of $6 million and $25 million, respectively (three and six months ended June 30, 2013 – net loss of $25 million and $23 million, respectively), which is included in other expenses, that would be primarily allocated to the Cerro Negro, Éléonore and Other segments.

(g)
The attributable segment total of earnings (loss) from operations and associates eliminates certain non-operating expenses/(income), including finance costs and income taxes that are included in Alumbrera and Pueblo Viejo’s net equity earnings on a consolidated basis.

(h)
The Company includes certain Alumbrera and Pueblo Viejo operating results and expenditures on mining interests on a proportionate basis instead of on an equity basis in its attributable segment totals for segmented information disclosure purposes, consistent with how the operating results are reported to the Company’s chief operating decision maker.

(i)
Segmented expenditures on mining interests include capitalized borrowing costs, are net of investment tax credits, exclude additions to reclamation assets arising from changes in estimates, and are presented on an accrual basis. Expenditures on mining interests and interest paid in the Condensed Interim Consolidated Statements of Cash Flows are presented on a cash basis. For the three and six months ended June 30, 2014, the change in accrued expenditures and investment tax credits was an increase of $63 million and $30 million, respectively (three and six months ended June 30, 2013 – an increase of $32 million and $66 million, respectively).

GOLDCORP    |  20

Second Quarter Report – 2014
(In millions of United States dollars, except where noted)

9.	DEBT FINANCING

	At June 30 2014	At December 31 2013
$1.0 billion notes (a)
$550 million 7-year notes	$545	$—
$450 million 30-year notes	443	—
	988	—
$1.5 billion notes
$500 million 5-year notes	495	495
$1.0 billion 10-year notes	988	987
	1,483	1,482
$863 million convertible senior notes	858	832
	3,329	2,314
Less: current portion of long-term debt	(858)	(832)
	$2,471	$1,482

(a)
On June 9, 2014, the Company issued the $1.0 billion Notes, consisting of $550 million in 7-year notes with a coupon rate of 3.625% (the "2021 Notes") and $450 million in 30-year notes with a coupon rate of 5.45% (the "2044 Notes"), which mature on June 9, 2021 and June 9, 2044, respectively. The Company received total proceeds of $988 million from the issuance, net of transaction costs. The $1.0 billion Notes are unsecured and interest is payable semi-annually in arrears on June 9 and December 9 of each year, beginning on December 9, 2014. The 2021 Notes and 2044 Notes are callable at anytime by the Company prior to maturity, subject to make-whole provisions. The carrying amounts of the 2021 Notes and the 2044 Notes will be accreted to the face value over their respective terms using annual effective interest rates of 3.75% and 5.49%, respectively.

GOLDCORP    |  21

Second Quarter Report – 2014
(In millions of United States dollars, except where noted)

10.	INCOME TAXES

	Three Months Ended June 30		Six Months Ended June 30
	2014	2013	2014	2013
Current income tax expense (recovery)	$30	$(16)	$166	$115
Deferred income tax recovery	(16)	(488)	(62)	(577)
Income tax expense (recovery)	$14	$(504)	$104	$(462)
Income tax expense (recovery) differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings (loss) from continuing operations before taxes. These differences result from the following items:

	Three Months Ended June 30		Six Months Ended June 30
	2014	2013	2014	2013
Earnings (loss) from continuing operations before taxes	$216	$(2,443)	$400	$(2,102)
Canadian federal and provincial income tax rates	25%	25%	25%	25%
Income tax expense (recovery) based on Canadian federal and provincial income tax rates	54	(611)	100	(526)
(Decrease) increase attributable to:
Impact of foreign exchange on deferred income tax assets and liabilities	(24)	74	82	57
Other impacts of foreign exchange	(2)	1	(55)	(5)
Mexican mining royalty tax	6	—	11	—
Non-deductible expenditures	10	6	17	10
Effects of different foreign statutory tax rates on earnings of subsidiaries	(14)	(4)	(19)	(8)
Non-taxable mark-to-market gains on the Convertible Notes	—	(3)	—	(11)
Non-taxable portion of net earnings from associates	(16)	(5)	(30)	(14)
Impact of Mexican inflation on tax values	4	2	(3)	(7)
Impact of impairment on mining interests	—	(32)	—	(32)
Non-deductible impairment charges to goodwill	—	71	—	71
Other	(4)	(3)	1	3
	$14	$(504)	$104	$(462)
In December 2013, the Mexican President passed a bill that increases the effective tax rate applicable to the Company’s Mexican operations. The law is effective January 1, 2014 and increases the future corporate income tax rate to 30%, creates a 10% withholding tax on dividends paid to non-resident shareholders (subject to any reduction by an Income Tax Treaty) and creates a new Extraordinary Mining Duty equal to 0.5% of gross revenues from the sale of gold, silver, and platinum. In addition, the law requires taxpayers with mining concessions to pay a new 7.5% Special Mining Duty. The Extraordinary Mining Duty and Special Mining Duty will be tax deductible for income tax purposes. The Special Mining Duty will generally be applicable to earnings before income tax, depreciation, depletion, amortization, and interest. In calculating the Special Mining Duty there will be no deductions related to development type costs but exploration and prospecting costs are deductible when incurred.

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Second Quarter Report – 2014
(In millions of United States dollars, except where noted)

11.	FINANCIAL INSTRUMENTS

(a)	Financial assets and liabilities classified as at fair value through profit or loss (“FVTPL”)
The Company’s financial assets and liabilities classified as at FVTPL are as follows:

	At June 30 2014	At December 31 2013
Current derivative assets (1)
Foreign currency, heating oil, copper, lead, and zinc contracts	$44	$41
Non-current derivative assets (1)
Foreign currency contracts	$—	$1
Current derivative liabilities
Foreign currency, heating oil, copper, lead, and zinc contracts	$(35)	$(43)
Non-financial contract to sell silver to Silver Wheaton (i)	(2)	(13)
Conversion feature of the Convertible Notes	(1)	(1)
	$(38)	$(57)

(1)	Included in other current and non-current assets on the Condensed Interim Consolidated Balance Sheets.
In addition, accounts receivable arising from sales of metal concentrates have been designated and classified as at FVTPL by the Company as follows:

	At June 30 2014	At December 31 2013
Arising from sales of metal concentrates – classified as at FVTPL	$291	$254
Not arising from sales of metal concentrates – classified as loans and receivables	188	215
Accounts receivable	$479	$469
The net gains on derivatives for the three and six months ended June 30 were comprised of the following:

	Three Months Ended June 30		Six Months Ended June 30
	2014	2013	2014	2013
Realized gains (losses)
Foreign currency, heating oil, copper, lead, and zinc contracts	$1	$11	$(2)	$16
Non-financial contract to sell silver to Silver Wheaton (i)	—	(2)	(2)	(7)
	1	9	(4)	9
Unrealized gains (losses)
Foreign currency, heating oil, copper, lead, and zinc contracts	8	(19)	10	(10)
Non-financial contract to sell silver to Silver Wheaton (i)	1	19	2	26
Conversion feature of the Convertible Notes	1	13	—	46
	10	13	12	62
	$11	$22	$8	$71

(i)	Non-financial contract to sell silver to Silver Wheaton
At June 30, 2014, management estimates that the fair value of the Company’s commitment to deliver 1.5 million ounces of silver to Silver Wheaton during each of the four contract years ending August 5, 2014 at a fixed price per ounce is $2 million (December 31, 2013 – $13 million). The fair value was estimated as the difference between the silver forward market price of $21.03 per ounce (December 31, 2013 – ranging from $19.38 to $19.44 per ounce) for the remainder of the four contract years ending August 5, 2014, and the fixed price of $4.04 per ounce, receivable from Silver Wheaton, subject to an annual adjustment for inflation, multiplied by the

GOLDCORP    |  23

Second Quarter Report – 2014
(In millions of United States dollars, except where noted)

remaining ounces to be delivered. The remaining ounces to be delivered by the Company as at June 30, 2014 was 0.1 million ounces (December 31, 2013 – 0.9 million ounces).

(b)	Financial assets designated as available-for-sale
The Company’s investments in marketable securities (included in other current assets) and investments in securities are designated as available-for-sale. The unrealized gains (losses) on available-for-sale investments recognized in other comprehensive income (loss) (“OCI”) for the three and six months ended June 30 were as follows:

	Three Months Ended June 30		Six Months Ended June 30
	2014	2013	2014	2013
Mark-to-market gains (losses) on available-for-sale securities	$20	$(37)	$25	$(75)
Deferred income tax (expense) recovery in OCI	(2)	5	(3)	9
Unrealized gains (losses) on securities, net of tax	18	(32)	22	(66)
Reclassification adjustment for impairment losses included in net earnings (loss), net of tax of $nil for the three and six months ended June 30, 2014 (three and six months ended June 30, 2013 – $nil and $1 million, respectively)	—	9	1	13
Reclassification adjustment for realized gains on disposition of available-for-sale securities recognized in net earnings (loss), net of tax of $nil for the three and six months ended June 30, 2014 (three and six months ended June 30, 2013 – $nil and $1 million, respectively)	(5)	—	(5)	(1)
	$13	$(23)	$18	$(54)

(c)	Fair value information

(i)	Fair value measurements of financial assets and liabilities recognized on the Condensed Interim Consolidated Balance Sheets
The categories of the fair value hierarchy that reflect the significance of inputs used in making fair value measurements are as follows:
Level 1 – quoted prices in active markets for identical assets or liabilities;
Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
Level 3 – inputs for the asset or liability that are not based on observable market data.
The levels in the fair value hierarchy into which the Company’s financial assets and liabilities that are measured and recognized on the Condensed Interim Consolidated Balance Sheets at fair value on a recurring basis are categorized are as follows:

	At June 30, 2014		At December 31, 2013
	Level 1	Level 2	Level 1	Level 2
Cash and cash equivalents (note 14)	$1,220	$—	$625	$—
Marketable securities (1)	21	10	5	—
Accounts receivable arising from sales of metal concentrates (note 11(a))	—	291	—	254
Investments in securities	59	—	77	—
Current derivative assets (note 11(a))	—	44	—	41
Non-current derivative assets (note 11(a))	—	—	—	1
Current derivative liabilities (note 11(a))	—	(38)	—	(57)

(1)	Included in other current assets on the Condensed Interim Consolidated Balance Sheets.

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Second Quarter Report – 2014
(In millions of United States dollars, except where noted)

At June 30, 2014 and December 31, 2013, there were no financial assets and liabilities measured and recognized at fair value on a non-recurring basis.
The Company’s policy for determining when a transfer occurs between levels in the fair value hierarchy is to assess the impact at the date of the event or the change in circumstances that could result in a transfer. There were no transfers between Level 1 and Level 2 during the three and six months ended June 30, 2014.
At June 30, 2014 and December 31, 2013, there were no financial assets or liabilities measured and recognized on the Condensed Interim Consolidated Balance Sheets at fair value that would be categorized as Level 3 in the fair value hierarchy. During the year ended December 31, 2013, certain mining interests and goodwill related to certain CGUs were assessed as impaired and written down to their recoverable amounts, being their fair value less costs to sell ("FVLCTS"), including Marigold which was classified as an asset held for sale and measured at the lower of its carrying amount and FVLCTS, being FVLCTS. Valuation techniques and inputs used in the calculation of these fair value based amounts are categorized as Level 3 in the fair value hierarchy.

(ii)	Valuation methodologies for Level 2 financial assets and liabilities
Accounts receivable arising from sales of metal concentrates:
The Company’s metal concentrate sales contracts are subject to provisional pricing with the selling price adjusted at the end of the quotational period. At each reporting date, the Company’s accounts receivable on these contracts are marked-to-market based on a quoted forward price for which there exists an active commodity market (note 11(a)).
Current derivative assets and liabilities:
At June 30, 2014, the Company’s current derivative assets and liabilities are comprised of commodity and currency forward and option contracts, the Company’s non-financial contract to sell silver to Silver Wheaton and the conversion feature of the Convertible Notes (note 11(a)).

•	Commodity and currency forward and option contracts:
The fair values of the forward contracts are calculated using discounted contractual cash flows based on quoted forward curves and discount rates incorporating LIBOR and the applicable yield curve. The fair values of the option contracts are calculated using an option pricing model which utilizes a combination of quoted prices and market-derived inputs, including volatility estimates and option adjusted credit spreads.

•	Non-financial contract to sell silver to Silver Wheaton:
The fair value of ounces to be delivered is calculated using quoted silver forward prices for the remainder of the contractual term less the fixed price of $4.04 per ounce, subject to an annual adjustment for inflation, and multiplied by the remaining ounces to be delivered (note 11(a)(i)).

•	Conversion feature of the Convertible Notes:
The fair value of the conversion feature is calculated externally using an option pricing model that incorporates the closing price of the Convertible Notes at the balance sheet date, which are traded in an active market.

(iii)	Fair values of financial assets and liabilities not already measured and recognized at fair value on the Condensed Interim Consolidated Balance Sheets
At June 30, 2014, the carrying amounts of money market investments, accounts receivable not arising from sales of metal concentrates, accounts payable, accrued liabilities, and certain short-term financing arrangements included in other current liabilities are considered to be reasonable approximations of their fair values due to the short-term nature of these instruments.
$1.0 billion Notes:
The initial recognition amount of the $1.0 billion Notes has been accreted from June 9, 2014 to June 30, 2014 based on annual effective interest rates of 3.75% and 5.49% for the 2021 Notes and the 2044 Notes, respectively (note 9(a)). At June 30, 2014, the carrying amount of the $1.0 billion Notes was $991 million, which includes $988 million of accreted principal and $3 million of accrued interest payable included in accounts payable and accrued liabilities. As the $1.0 billion Notes were issued on June 9, 2014, the carrying amount of the $1.0 billion Notes represents the approximate fair value at June 30, 2014.

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Second Quarter Report – 2014
(In millions of United States dollars, except where noted)

$1.5 billion Notes:
The initial recognition amount of the $1.5 billion Notes has been accreted from March 20, 2013 to June 30, 2014 based on annual effective interest rates of 2.37% and 3.84% for the $500 million 5-year notes tranche and $1.0 billion 10-year notes tranche, respectively. At June 30, 2014, the fair value of the $1.5 billion Notes calculated using the closing price of the notes (Level 1 input) was $1.522 billion compared to a carrying amount of $1.497 billion, which includes $1.483 billion of accreted principal and $14 million of accrued interest payable included in accounts payable and accrued liabilities.
Convertible Notes:
The initial recognition amount of the liability component of the Convertible Notes has been accreted from June 5, 2009 to June 30, 2014 based on an annual effective interest rate of 8.57%. At June 30, 2014, the fair value of the liability component of the Convertible Notes calculated using the closing price of the Convertible Notes (Level 1 input) and bifurcating the fair value of the conversion feature, was $870 million compared to a carrying amount of $865 million, which includes $858 million of accreted principal and $7 million of accrued interest payable included in accounts payable and accrued liabilities.
3-year Argentine peso loans:
At June 30, 2014, management estimates the market interest rate on similar borrowings by the Company in Argentina to be approximately 33.3% per annum. Based on the estimated market interest rate on similar borrowings by the Company in Argentina (Level 2 input), the fair value of the 3-year Argentine pesos loans, included in other current and non-current liabilities at June 30, 2014 was $19 million compared to a carrying amount of $23 million, which includes a nominal amount of interest payable included in accounts payable and accrued liabilities.

(d)	Financial instruments and related risks
The Company manages its exposure to financial risks, including credit risk, liquidity risk, currency risk, interest rate risk and price risk in accordance with its Risk Management Policy. The Company's exposure to financial risks and how the Company manages each of those risks are described in note 23(d) to the Company's consolidated financial statements for the year ended December 31, 2013. There were no significant changes to those risks or to the Company's management of exposure to those risks during the three and six months ended June 30, 2014, except as noted below:

(i)	Credit risk
On May 16, 2014, Primero repaid the outstanding balance of $28 million on the $50 million 5-year promissory note receivable prior to its maturity date of August 5, 2015.

(ii)	Liquidity risk
On January 9, 2014, the Company negotiated a commitment to a $1.25 billion non-revolving, unsecured term credit facility to fund the acquisition of Osisko Mining Corporation which was canceled on April 23, 2014. There were no amounts drawn under the facility during the period from January 9, 2014 to April 23, 2014.
In February 2014, the second repayment of $53 million was made (Goldcorp's share – $21 million) on the $1.035 billion project financing for Pueblo Viejo (Goldcorp's share – $414 million). On April 26, 2014, the coupon rates of the $400 million tranche and the $260 million tranche of the $1.035 billion project financing were both increased from LIBOR plus 3.25% to LIBOR plus 4.1% in accordance with the terms of the financing agreement between Barrick, the project operator, Goldcorp and the lending syndicate. At June 30, 2014, the outstanding balance of the credit facility was $937 million (Goldcorp's share – $375 million).
On June 9, 2014, the Company issued two tranches of notes totaling $1.0 billion, consisting of $550 million in 7-year notes with a coupon rate of 3.625% and $450 million in 30-year notes with a coupon rate of 5.45%, which mature on June 9, 2021 and June 9, 2044, respectively (note 9(a)). The Company received total proceeds from the issuance of $988 million, net of transaction costs. The $1.0 Billion Notes are unsecured and interest is payable semi-annually in arrears on June 9 and December 9 of each year, beginning on December 9, 2014. The 2021 Notes and 2044 Notes are callable at anytime by the Company prior to maturity, subject to make-whole provisions.
On June 13, 2014, the Company extended its 469 million Argentine peso ($100 million) credit facility with a third party in Argentina for a further 182 days to December 12, 2014. At June 30, 2014, the Company had drawn 220 million Argentine pesos ($27 million) under the credit facility (December 31, 2013 – 220 million Argentine peso ($34 million)) which is included in other current liabilities on the Condensed Interim Consolidated Balance Sheets.

GOLDCORP    |  26

Second Quarter Report – 2014
(In millions of United States dollars, except where noted)

During the three months ended June 30, 2014, the Company's Cerro Negro project repaid $31 million of the amount outstanding under the $131 million credit facility with Alumbrera. At June 30, 2014, the outstanding balance under the facility was $100 million (December 31, 2013 – $131 million) which is included in other current liabilities on the Condensed Interim Consolidated Balance Sheets.
At June 30, 2014, the Company had an undrawn $2.0 billion revolving credit facility available until March 6, 2018, which was extended on July 18, 2014 to July 18, 2019. During the three and six months ended June 30, 2014, the Company drew down $475 million and $1.325 billion, respectively, on the credit facility which was partially repaid during the three months ended March 31, 2014 and fully repaid by June 30, 2014. The Company incurred $1.0 million of interest on the amounts drawn during the three and six months ended June 30, 2014.
At June 30, 2014, the Company had letters of credit outstanding and secured deposits in the amount of $475 million (December 31, 2013 – $430 million).

(iii)	Currency risk
During the three and six months ended June 30, 2014, the Company recognized a net foreign exchange loss of $6 million and $25 million, respectively (three and six months ended June 30, 2013 – net loss of $25 million and $23 million, respectively). Based on the Company’s net exposures (other than those relating to taxes) at June 30, 2014, a 10% depreciation or appreciation of applicable foreign currencies against the US dollar would have resulted in an approximate $6 million increase or decrease in the Company’s after-tax net earnings, respectively.
During the three and six months ended June 30, 2014, the Company recognized a net foreign exchange gain of $22 million and a net loss of $83 million, respectively, in income tax expense on income taxes receivable/(payable) and deferred taxes (three and six months ended June 30, 2013 – net loss of $78 million and $58 million, respectively). Based on the Company’s net exposures relating to taxes at June 30, 2014, a 10% depreciation or appreciation of applicable foreign currencies against the US dollar would have resulted in an approximate $225 million decrease or increase in the Company’s after-tax net earnings, respectively.

12.	SHARE-BASED COMPENSATION AND OTHER RELATED INFORMATION

(a)	Stock options and restricted share units ("RSUs")
For the three and six months ended June 30, 2014, total share-based compensation relating to stock options and RSUs was $15 million and $35 million, respectively (three and six months ended June 30, 2013 – $21 million and $35 million, respectively), of which $14 million and $32 million, respectively (three and six months ended June 30, 2013 – $21 million and $35 million, respectively), is included in corporate administration in the Condensed Interim Consolidated Statements of Earnings (Loss) and $1 million and $3 million, respectively (three and six months ended June 30, 2013 – $nil and $nil, respectively), was capitalized to development projects with a corresponding credit to shareholders’ equity.

GOLDCORP    |  27

Second Quarter Report – 2014
(In millions of United States dollars, except where noted)

Stock options
The following table summarizes the changes in stock options during the six months ended June 30, 2014 and 2013:

	Options Outstanding (000’s)	Weighted Average Exercise Price (C$/option)
At January 1, 2014	17,137	$40.49
Granted	3,575	30.39
Exercised	(128)	22.38
Forfeited/expired	(3,152)	38.01
At June 30, 2014 – outstanding	17,432	$39.00
At June 30, 2014 – exercisable	11,500	$42.43
At January 1, 2013	16,345	$42.01
Granted	3,281	32.64
Exercised	(9)	20.56
Forfeited/expired	(1,717)	40.38
At June 30, 2013 – outstanding	17,900	$40.46
At June 30, 2013 – exercisable	12,122	$40.94
The Company granted 21,429 and 3.6 million stock options during the three and six months ended June 30, 2014, respectively (three and six months ended June 30, 2013 – 0.6 million and 3.3 million, respectively). The fair value of stock options granted during the three months ended March 31, 2014, which vest over 3 years and are exercisable at C$30.41 (three months ended March 31, 2013 – C$33.48) per option, was $6.17 (three months ended March 31, 2013 – $7.50) per option. The fair value of stock options granted during the three months ended June 30, 2014, which vest over 3 years and are exercisable at C$27.20 (three months ended June 30, 2013 – C$27.53 to C$29.63) per option, was $5.60 (three months ended June 30, 2013 – weighted average of $5.76) per option calculated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions and inputs:

	2014	2013
Expected life	3.1 years	3.1 years
Expected volatility	37.7%	33.7%
Expected dividend yield	2.4%	2.1%
Estimated forfeiture rate	9.3%	9.3%
Risk-free interest rate	1.2%	1.1%
Weighted average share price	$24.93	$28.20
Restricted share units (“RSUs”)
The Company issued 60,585 RSUs during the three months ended June 30, 2014 (three months ended June 30, 2013 – 121,187), of which 53,379 (three months ended June 30, 2013 – 31,500) vested immediately, with the remainder vesting over 3 years. The fair value of RSUs issued during the three months ended June 30, 2014 was $24.93 (three months ended June 30, 2013 – weighted average of $28.59) per RSU. The Company issued 2.0 million RSUs during the three months ended March 31, 2014 (three months ended March 31, 2013 – 1.6 million), which vest over 3 years, with a fair value of $27.12 (three months ended March 31, 2013 – $33.07) per RSU.
At June 30, 2014, there were 3.2 million RSUs outstanding (December 31, 2013 – 2.4 million).

(b)	Other share-based compensation plans
The Company has other share-based compensation plans in place which include a Performance Share Unit ("PSU") Plan, Phantom Restricted Unit ("PRU") Plan and Employee Share Purchase Plan. Total share-based compensation expense relating to the PSU and PRU Plans for the three and six months ended June 30, 2014 was $3 million and $10 million, respectively (three and six months ended June 30, 2013 – $1 million and $5 million, respectively), of which $2 million and $8 million, respectively (three and six months ended

GOLDCORP    |  28

Second Quarter Report – 2014
(In millions of United States dollars, except where noted)

June 30, 2013 – $1 million and $5 million, respectively), is included in corporate administration in the Condensed Interim Consolidated Statements of Earnings (Loss) and $1 million and $2 million, respectively (three and six months ended June 30, 2013 – $nil and $nil, respectively), was capitalized to development projects.
The Company also recorded compensation expense of $1 million and $2 million, respectively (three and six months ended June 30, 2013 – $1 million and $2 million, respectively), relating to its Employee Share Purchase Plan which is included in corporate administration in the Condensed Interim Consolidated Statements of Earnings (Loss).

13.	PER SHARE INFORMATION

(a)	Net earnings (loss) per share
Net earnings (loss) per share from continuing operations for the three and six months ended June 30 was calculated based on the following:

	Three Months Ended June 30		Six Months Ended June 30
	2014	2013	2014	2013
Basic net earnings (loss) from continuing operations	$200	$(1,939)	$294	$(1,640)
Effect of dilutive securities:
Conversion feature of the Convertible Notes – change in fair value recognized in net earnings (loss) (note 11(a))	(1)	—	—	(46)
Diluted net earnings (loss) from continuing operations	$199	$(1,939)	$294	$(1,686)

Net earnings (loss) per share for the three and six months ended June 30 was calculated based on the following:

	Three Months Ended June 30		Six Months Ended June 30
	2014	2013	2014	2013
Basic net earnings (loss)	$181	$(1,934)	$279	$(1,625)
Effect of dilutive securities:
Conversion feature of the Convertible Notes – change in fair value recognized in net earnings (loss) (note 11(a))	(1)	—	—	(46)
Diluted net earnings (loss)	$180	$(1,934)	$279	$(1,671)
Net earnings (loss) per share from continuing operations and net earnings (loss) per share for the three and six months ended June 30 were calculated based on the following:

	Three Months Ended June 30		Six Months Ended June 30
(in thousands)	2014	2013	2014	2013
Basic weighted average number of shares outstanding	812,954	812,043	812,918	811,857
Effect of dilutive securities:
Stock options	168	—	184	—
RSUs	3,170	—	3,170	—
Convertible Notes	18,613	—	18,537	18,235
Diluted weighted average number of shares outstanding	834,905	812,043	834,809	830,092
The weighted average number of stock options outstanding during the three and six months ended June 30, 2014 was 17.4 million and 16.3 million, respectively (three and six months ended June 30, 2013 – 17.6 million and 16.6 million, respectively), of which 1.0 million and 1.3 million, respectively, was dilutive and included in the above table. The effect of the remaining 16.4 million and 15.0 million stock options for the three and six months ended June 30, 2014, respectively, was anti-dilutive because the underlying exercise

GOLDCORP    |  29

Second Quarter Report – 2014
(In millions of United States dollars, except where noted)

prices exceeded the average market price of the underlying common shares of C$27.06 and C$27.55, respectively. If the Company did not incur a net loss for the three and six months ended June 30, 2013, 1.4 million and 2.0 million of the weighted average number of stock options outstanding during the three and six months ended June 30, 2013, respectively, would have been dilutive and included in the above table. The effect of the remaining 16.2 million and 14.6 million stock options for the three and six months ended June 30, 2013, respectively, would have been anti-dilutive because the underlying exercise prices exceeded the average market price of the underlying common shares of C$28.95 and C$31.84, respectively.
As a result of the net loss incurred during the three and six months ended June 30, 2013, the effect of the following securities was anti-dilutive, and therefore excluded from the computation of diluted net loss per share from continuing operations and diluted net loss per share. Had the securities been dilutive, the computation of diluted net loss from continuing operations, diluted net loss and the diluted weighted average number of shares outstanding would have included the following:

June 30, 2013	Three Months Ended	Six Months Ended
Effect on diluted net loss from continuing operations and diluted net loss:
Conversion feature of the Convertible Notes – change in fair value recognized in net loss (note 11(a))	$13	$—
Effect on diluted weighted average number of shares outstanding (in thousands):
Stock options	316	431
RSUs	2,476	2,476
Convertible Notes	18,290	—
Total	21,082	2,907

(b)	Dividends declared
During the three and six months ended June 30, 2014, the Company declared and paid to its shareholders dividends of $0.15 and $0.30 per share, respectively, for total dividends of $122 million and $244 million, respectively (three and six months ended June 30, 2013 – $0.15 and $0.30 per share, respectively, for total dividends of $121 million and $243 million, respectively). For the period July 1, 2014 to July 31, 2014, the Company declared dividends payable of $0.05 per share for total dividends of $41 million.

14.	SUPPLEMENTAL CASH FLOW INFORMATION

	Three Months Ended June 30		Six Months Ended June 30
	2014	2013	2014	2013
Change in operating working capital
Accounts receivable	$(13)	$(23)	$(49)	$68
Inventories and stockpiled ore	(30)	(57)	(72)	(121)
Accounts payable and accrued liabilities	3	36	(4)	(42)
Income taxes	27	(169)	154	(163)
Other	(53)	(47)	(52)	(50)
	$(66)	$(260)	$(23)	$(308)

GOLDCORP    |  30

Second Quarter Report – 2014
(In millions of United States dollars, except where noted)

	Three Months Ended June 30		Six Months Ended June 30
	2014	2013	2014	2013
Operating activities include the following cash received (paid):
Interest received	$3	$1	$3	$3
Interest paid	(8)	—	(15)	(5)
Income taxes received	94	—	97	—
Income taxes paid	(100)	(151)	(111)	(274)

	Three Months Ended June 30		Six Months Ended June 30
	2014	2013	2014	2013
Investing activities of discontinued operation include the following cash received (paid):
Proceeds on disposition of Marigold, net (note 4)	$182	$—	$182	$—
Principal repayment on promissory note receivable from Primero (note 11(d)(i))	28	—	28	8
Expenditures on mining interest	—	(20)	(2)	(42)
	$210	$(20)	$208	$(34)

	At June 30 2014	At December 31 2013
Cash and cash equivalents are comprised of:
Cash	$339	$505
Short-term money market investments	881	120
	$1,220	$625

GOLDCORP    |  31

Second Quarter Report – 2014
(In millions of United States dollars, except where noted)

15.	CONTINGENCIES
Due to the size, complexity and nature of the Company’s operations, various legal, tax, environmental and regulatory matters are outstanding from time to time. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements on the date such changes occur.
Chilean tax reform
On April 1, 2014 Chile’s Executive Branch sent a major Tax Reform Bill (“2014 Tax Reform Bill”) to the Chilean Congress which if passed may impact multinational entities investing or operating in Chile.
The most significant changes in the proposed 2014 Tax Reform Bill include:

•	A gradual increase in the Tier 1 corporate income tax rate from 20% to 25% by 2017;

•	Elimination of an existing tax concession which allowed the deferral of certain tax payments on profits that were retained in Chile for future investment; and

•
As of January 1, 2016, the prospective repeal of the Decree Law No. 600, which currently provides that a foreign investment contract may be negotiated between the State of Chile and investors, that contains specific rules, including such clauses as tax stability, applicable to specific investments.

On July 8, 2014 a Memorandum of Understanding was signed between the government and members of the Finance Committee of the Senate to introduce amendments to the 2014 Tax Reform Bill (the “Protocol”). The Protocol provides general guidelines on changes to the 2014 Tax Reform Bill but does not provide the exact manner in which these changes will be eventually drafted.  As such, it is currently not possible to determine the actual implications these proposed modifications will have on the 2014 Tax Reform Bill.
At June 30, 2014, the 2014 Tax Reform Bill is not considered substantively enacted and there is no financial impact on the interim consolidated financial statements. The Company is currently evaluating the full impact of the 2014 Tax Reform Bill, but at this time, does not anticipate there will be a significant impact on its consolidated financial statements.

GOLDCORP    |  32

Second Quarter Report – 2014
(In millions of United States dollars, except where noted)

CORPORATE OFFICE	STOCK EXCHANGE LISTING

Park Place	Toronto Stock Exchange: G
Suite 3400 – 666 Burrard Street	New York Stock Exchange: GG
Vancouver, BC V6C 2X8 Canada
Tel: (604) 696-3000	TRANSFER AGENT
Fax: (604) 696-3001
CST Trust Company
www.goldcorp.com	1066 West Hastings Street
Vancouver, BC V6E 3X1 Canada
TORONTO OFFICE	Toll free in Canada and the US:
(800) 387-0825
Suite 3201 – 130 Adelaide Street West	Outside of Canada and the US:
Toronto, ON M5H 3P5 Canada	(416) 682-3860
Tel: (416) 865-0326
Fax: (416) 359-9787	inquiries@canstockta.com

RENO OFFICE	www.canstockta.com

Suite 310 – 5190 Neil Road
Reno, NV 89502 United States
Tel: (775) 827-4600	AUDITORS
Fax: (775) 827-5044
Deloitte LLP
MEXICO OFFICE	Vancouver, BC

Paseo de las Palmas 425-15	INVESTOR RELATIONS
Lomas de Chapultepec
11000 Mexico, D.F.	Jeff Wilhoit
Tel: 52 (55) 5201-9600	Vice President, Investor Relations
Toll free: (800) 567-6223
GUATEMALA OFFICE	Email: info@goldcorp.com

5ta avenida 5-55 zona 14 Europlaza	REGULATORY FILINGS
Torre 1 Nivel 6 oficina 601
Guatemala City	The Company’s filings with the Ontario Securities Commission
Guatemala, 01014	can be accessed on SEDAR at www.sedar.com.
Tel: 502 2329 2600
The Company’s filings with the US Securities and
ARGENTINA OFFICE	Exchange Commission can be accessed on EDGAR
at www.sec.gov.
Maipu 255, Piso 12
C1084ABE Capital Federal
Buenos Aires, Argentina
Tel: 54 114 323 7000

CHILE OFFICE

Avda. Apoquindo 4501, oficina 703
Las Condes
Santiago 7580125, Chile
Tel: 562 898 9300

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